02027566

No. 19/2002

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

P.E. 4/17/02

Date: April 17, 2002

SWISSCOM AG

(Registrant's Name)

Alte Tiefenaustrasse 6
CH-3048 Worblaufen
(postal address: Swisscom AG, 3050 Bern)
Switzerland
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWISSCOM AG
Group Legal Services

By: i.A. K. Ramsel
Name: Dr. Markus Kick
Title: Senior Counsel
Head of GLS-Corporate & Financial Law

Date: April 17, 2002

Swisscom Mobile to launch wireless broadband data transmission

Swisscom Mobile is to offer its customers access to a Public Wireless Local Area Network (PWLAN) later this year. In the next few months, around 100 busy locations (hotspots) are to be equipped with this high-speed data transmission technology. PWLAN is the ideal addition to existing data services and UMTS, with Swisscom Mobile continuing to press ahead with development of its UMTS network. New possibilities will also be opened up to hotspot partners thanks to attractive business models.

For some months now, Swisscom Mobile has been carrying out a PWLAN pilot test at three locations or so-called hotspots in Bern. The result of this was a high level of data security and network accessibility even under maximum load. In May 2002, Swisscom Mobile will launch an external pilot test which will involve providing around 20 locations across Switzerland with Public Wireless LAN (PWLAN). The commercial launch of PWLAN will take place later this year. It will then be possible for business travellers at roughly 100 projected locations in Switzerland to use broadband Internet to access their intranets (as long as this is supported by the company) and Office applications – more than 10 times faster than with ISDN and at attractive prices. Swisscom Mobile will thereby be meeting an important requirement of business customers. Later on, PWLAN access abroad (roaming) will also become available. All that will be needed to use PWLAN will be a Personal Digital Assistant (PDA) or laptop with WLAN card plus activation of the service with Swisscom Mobile.

Billing via NATEL® access possible

The locations to be provided with PWLAN include busy public areas such as airports, railway stations, conference centres and hotels. The PWLAN base stations installed there will enable connectivity to data networks at speeds of up to 2 Mbit/s. PWLAN is based on an existing technology for broadband data transmission in accordance with IEEE standard 802.11b. This is already successfully used at several thousand locations worldwide. Swisscom Mobile subscribers will be able to have PWLAN billed conveniently via their existing NATEL® access. Swisscom Mobile will offer alternative access to customers of other network providers and visitors from abroad.

Swisscom Ltd
Group Media Relations
3050 Bern

Phone +41 31 342 91 93
Fax +41 31 342 06 70

www. swisscom.com
media@swisscom.com

Public Wireless LAN complements UMTS

"Public Wireless LAN is the ideal addition to UMTS, the third mobile generation," says Urs Schaeppi, Head of Connectivity Services at Swisscom Mobile. "In future, our customers will be able to use services on GPRS, UMTS and PWLAN irrespective of location and field of application. This will enable them to have secure data access at all times." PC cards supporting all three transmission technologies are expected for the launch of PWLAN at Swisscom Mobile. Swisscom Mobile is pressing ahead with development of its UMTS network – around one billion francs are expected to be invested in this by the end of 2004.

Attractive business models for hotspot partners

The development of the Swisscom Mobile PWLAN network will also bring competitive advantages to managers of hotels, congress centres, trade fairs, etc.: by entering into a partnership with Swisscom Mobile, they will be able to offer their visitors and customers attractive value-added services and profit from Swisscom Mobile's entire marketing activities. The partner incurs no investment costs for the installation of a hotspot, and maintenance costs are borne by Swisscom Mobile.

Bern, 17 April 2002

Swisscom Ltd
Group Media Relations
3050 Bern

Phone +41 31 342 91 93
Fax +41 31 342 06 70

www. swisscom.com
media@swisscom.com